Auction Rate Preferred Shares ("ARPS") Presentation Materials for:



Regarding:

**Proxy Contest for Preferred Share Trustees at
PIMCO Municipal Closed-End Funds**
(PMF, PML, PMX, PCQ, PCK, PZC, PNF and PNI)

November 2019



Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF DRYDEN CAPITAL, LLC ("DRYDEN"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO THE PIMCO FUNDS (THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

DRYDEN HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

DRYDEN SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH DRYDEN BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. DRYDEN RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. DRYDEN DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN. UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.



Executive Overview

Dryden Believes Additional Change is Preferable

- Dryden is seeking one seat on each board for 8 PIMCO municipal closed-end funds (collectively, "PIMCO") that still have a substantial amount of Auction Rate Preferred Shares ("ARPS") outstanding.

    - Each board consists of 10 trustees, 2 of which are elected by the preferred shareholders as a class, and Dryden is seeking additional representation as one of these preferred trustees. **Thus, Dryden is still seeking minority representation on each board.**

- Dryden's nominee will demonstrate a commitment to serving the best interests of ARPS holders in terms of **both** maximizing value **and** addressing the liquidity issues. **Dryden believes now is the time to refinance PIMCO's ARPS.**

- **PIMCO continues to assert that the 2018 tender offer was an adequate offer of liquidity. Dryden believes the lowball tender offer price at 85% of par was insufficient:**

    1) PIMCO's tender offer price was significantly below where its peers have provided liquidity to their own ARPS shareholders and it was below the trading prices in the secondary market at that time.

    2) **With only 4% of unincentivized ARPS shareholders participating in the tender, our fellow ARPS shareholders apparently agree.**

- **Preferred shareholders don't deserve to have their voice diluted:** Preferred Shareholders made their voice heard last year by successfully electing T. Matthew Buffington as a preferred trustee. PIMCO responded to his election by increasing the size of the board by two and adding back the trustee that Preferred Shareholders voted to replace. Preferred Shareholders can draw their own conclusions about how much respect PIMCO is giving their votes.

- **PIMCO has not kept pace with ARPS redemptions in the municipal closed-end fund industry.**

    - Even over just the last year, more innovations in the closed-end fund ("CEF") municipal financing market have occurred. The menu of attractive financing alternative to ARPS continues to proliferate – why is PIMCO letting its peers lead the way?

    - **Over 90% of the outstanding ARPS across the municipal CEF industry have been redeemed since 2008 versus only 38% at PIMCO.**



While Rates Have Come Down in Recent Months...

ARPS Are Cheaper

ARPS Are More Expensive

PIMCO's Current ARPS Interest Rate: 157% x SIFMA

Interest Rate on Alternative Financing: SIFMA + 1.00%

SIFMA for Dryden's 2018 ISS Presentation: 169bps

Breakeven SIFMA: 175bps

Today's SIFMA: 114bps

SIFMA Long-Term Average: 228bps

Total Cost of Financing

6.000%
5.000%
4.000%
3.000%
2.000%
1.000%
0.000%

0.000%   0.500%   1.000%   1.500%   2.000%   2.500%   3.000%   3.500%   4.000%

SIFMA Rate

…SIFMA Remains Well Above Levels Seen Since The Financial Crisis!



Over 90% of the municipal CEF industry's ARPS had been redeemed by the end of 2017 while SIFMA was significantly lower than today's levels! (See page 9.)
SIFMA Rate (%)
2.5
2.0
1.5
1.0
0.5
0.0
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19

Buying ARPS back below par benefits common shareholders by increasing NAV / share and offsets higher annual interest cost (if any)

Source: Bloomberg.



Alternative Floating-Rate Financing Sources versus ARPS

Most alternative sources of financing have an interest rate less than the "SIFMA + 100bps" used on prior slides, implying an even lower breakeven rate

	TOBs / VMTPs / VRDPs	AMTPs	MFPs
Name	Tender Option Bonds / Variable Rate MuniTerm Preferreds / Variable Rate Demand Preferreds	Adjustable Rate MuniFund Term Preferreds	MuniFund Preferreds
Typical Interest Rate Formula	SIFMA + (40bps – 140bps) [1]	SIFMA + (84bps to 89bps)	SIFMA + (40bps to 125bps)
Maturity / Duration	Short-term / Medium-term / Long-term [2]	Medium-term (10 years) [3]	Long-term maturity for the CEF (10-30 years) [2]
1940 Act Asset Coverage Requirement (%)	Same as ARPS (200%), if any	Same as ARPS (200%)	Same as ARPS (200%)
Muni CEF Examples Currently Employing the Leverage	Numerous	NMZ, NAD, NAN, NMS, NMY, NEA	NVG, NZF

New, attractive financing alternatives continue to proliferate and gain acceptance at PIMCO's peers

Source: Annual reports / semi-annual reports filed with the SEC and press releases.

(1) The spread amount is inclusive of the credit spread to SIFMA (~10bps), the 10bps of remarketing fee and ~80bps of liquidity fees for VRDPs.

(2) Liquidity agreements for VRDPs usually run 2 to 3 years with high-quality 3rd party. MFP investors receive liquidity ranging between 7 days and 7 years depending on the "mode" of the MFPs.

(3) From time-to-time, the majority owner of AMTPs may propose adjustments to the interest rate. If there is a failure to agree on the proposed adjustment, a fund typically has 360 to 540 days to redeem / refinance the AMTPs.



PIMCO's Lowball Tender Offer Price was Insufficient (1 of 2)

PIMCO continues to maintain that the 2018 tender offer was an adequate offer of liquidity

#	Municipal CEF Name	Ticker	Tender Date	Tender Price
1	EATON VANCE CALI MUN BOND	EIA	3/26/2018	100.00%
2	EATON VANCE MASSACH MUN	MAB	3/26/2018	100.00%
3	EATON VANCE MICHI MUNI	MIW	3/26/2018	100.00%
4	EATON VANCE MUNI II BOND	EIV	3/26/2018	100.00%
5	EATON VANCE NJ MUN BD	EMJ	3/26/2018	100.00%
6	EATON VANCE NY MUNI II	NYH	3/26/2018	100.00%
7	EATON VANCE OHIO MUN BD	EIO	3/26/2018	100.00%
8	EATON VANCE PA MU BD	EIP	3/26/2018	100.00%
9	EATON VANCE CA MUNI INC	CEV	3/26/2018	100.00%
10	EATON VANCE MA MUNICIPAL	MMV	3/26/2018	100.00%
11	EATON VANCE MI MUNICIPAL	EMI	3/26/2018	100.00%
12	EATON VANCE MUNICIPAL	EVN	3/26/2018	100.00%
13	EATON VANCE NJ MUNICIPAL	EVJ	3/26/2018	100.00%
14	EATON VANCE NY MUNICIPAL	EVY	3/26/2018	100.00%
15	EATON VANCE OH MUNICIPAL	EVO	3/26/2018	100.00%
16	EATON VANCE PA MUNICIPAL	EVP	3/26/2018	100.00%
17	PIONEER MUNI HI INC ADV TRST	MAV	2/20/2018	100.00%
18	PIONEER MUNI HI INCOME	MHI	2/15/2018	100.00%
19	BLACKROCK MUNICIPAL 2020	BKK	12/4/2017	100.00%
20	MANAGED DURATION	MZF	7/14/2017	100.00%
21	MFS HIGH YIELD MUNICIPAL	CMU	2/10/2016	100.00%
22	MFS HIGH INCOME MUNICIPAL	CXE	2/10/2016	100.00%
23	MFS INVESTMENT GRADE	CXH	2/10/2016	100.00%
24	MFS MUNICIPAL INCOME TRUST	MFM	2/10/2016	100.00%
25	DEUTSCHE STRATEGIC	KSM	6/1/2015	100.00%
26	DEUTSCHE MUNICIPAL INCOME	KTF	6/1/2015	100.00%
27	FEDERATED PREMIER MUNI INC	FMN	9/18/2019	99.00%
28	ALLIANCE NATIONAL MUNI INC	AFB	12/13/2018	98.75%

#	Municipal CEF Name	Ticker	Tender Date	Tender Price
29	EATON VANCE CA MUNI INC	CEV	2/23/2016	95.50%
30	EATON VANCE MA MUNICIPAL	MMV	2/23/2016	95.50%
31	EATON VANCE MI MUNICIPAL	EMI	2/23/2016	95.50%
32	EATON VANCE NJ MUNICIPAL	EVJ	2/23/2016	95.50%
33	EATON VANCE NY MUNICIPAL	EVY	2/23/2016	95.50%
34	EATON VANCE OH MUNICIPAL	EVO	2/23/2016	95.50%
35	EATON VANCE PA MUNICIPAL	EVP	2/23/2016	95.50%
36	EATON VANCE CALI MUN BOND	EIA	12/2/2015	95.50%
37	EATON VANCE MASSACH MUN	MAB	12/2/2015	95.50%
38	EATON VANCE MICHI MUNI	MIW	12/2/2015	95.50%
39	EATON VANCE MUNI II BOND	EIV	12/2/2015	95.50%
40	EATON VANCE NJ MUN BD	EMJ	12/2/2015	95.50%
41	EATON VANCE NY MUNI II	NYH	12/2/2015	95.50%
42	EATON VANCE OHIO MUN BD	EIO	12/2/2015	95.50%
43	EATON VANCE PA MU BD	EIP	12/2/2015	95.50%
44	DREYFUS STRATEGIC	LEO	2/28/2018	95.00%
45	DREYFUS STRATEGIC MUNI BD	DSM	2/28/2018	95.00%
46	DREYFUS MUNICIPAL INCOME	DMF	2/28/2018	95.00%
47	EATON VANCE MUNICIPAL	EVN	2/23/2016	94.50%
48	ALLIANCE CALIF MUNI INCOME	AKP	8/24/2015	94.00%
49	ALLIANCE NATIONAL MUNI INC	AFB	8/24/2015	94.00%
50	WESTERN ASSET MUNICIPAL	MNP	3/6/2015	90.00%
51	WESTERN ASSET MANAGED	MMU	2/27/2015	90.00%
52	WESTERN ASSET INTERMEDIATE	SBI	2/20/2015	90.00%
53	PUTNAM MANAGED MUNI	PMM	8/9/2017	89.75%
54	PUTNAM MUNI OPPORTUNITIES	PMO	8/9/2017	89.75%
	Average: 2015 - 2019 YTD			**97.17%**

Over the last 5 years, compared to 54 other muni funds from 11 different sponsors, PIMCO's tender offer at 85% of par was the LOWEST offered.

Offering dramatically lower prices than industry norms to PIMCO's ARPS holders is not a bona fide offer of liquidity

Source: Press releases, SEC filings.



DRYDEN CAPITAL

PIMCO's Lowball Tender Offer Price was Insufficient (2 of 2)

- Wells Fargo, who had unique incentives not available to other ARPS holders because of its refinancing arrangement with PIMCO, represented the vast majority of shares tendered.
- **In fact, only 4% of ARPS holders excluding Wells Fargo accepted the lowball tender offer price.**
    - Even including Wells Fargo, this was the lowest municipal ARPS tender participation rate seen in at least 4 years.
- The tender offer results speak for themselves on whether the tender offer price was sufficient:

	ARPS Shares Outstanding Pre-Tender	Wells Fargo Shares Tendered	Other ARPS Holders Shares Tendered	Total ARPS Shares Tendered	% of ARPS Tendered Excluding Wells Fargo
PMF	7,600	646	286	932	4%
PML	14,680	2,123	626	2,749	4%
PMX	7,560	1,081	291	1,372	4%
PNF	1,880	25	214	239	11%
PNI	3,160	381	459	840	15%
PCQ	6,000	1,078	97	1,175	2%
PCK	6,520	1,276	97	1,373	1%
PZC	5,000	970	115	1,085	2%
Total	**52,400**	**7,580**	**2,185**	**9,765**	**4%**

- PIMCO's own tender offer documents make clear who the tender offer was actually intended for (emphasis Dryden's): "With Wells Fargo's commitment to tender 100% of its Preferred Shares…**PIMCO is of the view that the [tender] Offers will be viable and will provide a benefit to the common shareholders at this minimum level of possible participation,** taking into account the costs associated with conducting the Offers and other factors."

As seen in the low participation rate for the tender, PIMCO's lowball tender offer price was not an adequate offer of liquidity to unincentivized ARPS shareholders

Source: the SC TO-Is filed by PIMCO with the SEC for each fund on July 20, 2018, and the SC 13D/As filed by Wells Fargo with the SEC for each fund on September 20, 2018.

PIMCO Has Not Kept Pace with the Municipal CEF Industry in terms of ARPS Redemptions

Over 90% of the ARPS in the municipal CEF industry have been redeemed…



ARPS
VMTP
VRDP
TOBs
Bank Debt/Repo
iMTP
MFP
Other
USDBil
40
35
30
25
20
15
10
5
0
1H 2H 1H 2H 1H 2H 1H 2H 1H 2H 1H 2H 1H 2H 1H 2H 1H 2H 1H 2H 1H 2H
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Source: Fitch, SEC Filings, and press releases.
Data in billions as of 12/31/2018, covers $36 billion in outstanding leverage across 159 U.S. closed-end funds.

PIMCO represents ~$1.1bn of the remaining ARPS outstanding: the vast majority of what is left

Source: Fitch Ratings presentation dated May 22, 2019 at the 18th Annual Capital Link Closed-End Funds and ETFs Forum.



PIMCO Has Not Kept Pace with the Municipal CEF Industry in terms of ARPS Redemptions

…and PIMCO has not kept pace with the industry in even <u>ONE</u> of its relevant funds. Furthermore, the majority of ARPS redeemed to date was done in January 2009 at <u>100%</u> of par due to asset coverage / covenant concerns.

	ARPS Outstanding As of 11/2/2007 [1]	ARPS Redeemed in Jan. 2009 [2]	ARPS Redeemed in 3Q18 [3]	ARPS Outstanding As of Nov-19 [4]	Jan. 2009 Redemption %	3Q18 Redemption %	Total Redemption % Since 12/31/07
PMF	8,000	(400)	(932)	6,668	5%	12%	17%
PML	20,200	(5,520)	(2,749)	11,931	27%	14%	41%
PMX	10,800	(3,240)	(1,372)	6,188	30%	13%	43%
PNF	2,520	(640)	(239)	1,641	25%	9%	35%
PNI	3,600	(440)	(840)	2,320	12%	23%	36%
PCQ	6,000	0	(1,175)	4,825	0%	20%	20%
PCK	10,400	(3,880)	(1,373)	5,147	37%	13%	51%
PZC	7,400	(2,400)	(1,085)	3,915	32%	15%	47%
Total	**68,920**	**(16,520)**	**(9,765)**	**42,635**	**24%**	**14%**	**38%**

Before 2018's lowball tender offer, it had been 10+ years since PIMCO took <u>any</u> action with respect to its ARPS, a glaring divergence versus its peers.

(1)   Source: PIMCO's definitive proxy filed 11/20/07.
(2)   Source: PIMCO's definitive proxy filed 11/23/09.
(3)   Source: PIMCO press release dated 9/12/18.
(4)   Source: PIMCO's definitive proxy filed 11/4/19.



"Which Nominee is More Likely to Effect the Necessary Change?"

Dryden's Nominee – Derrick A. Clark

- Analyst and Portfolio Manager at Junto Capital since 2013
    - Over 10 years of buyside experience including Glenview Capital (a hedge fund with ~$8 billion AUM) and Clayton, Dubilier & Rice (a private equity firm that has managed over $26 billion since inception).
    - Indiana University, B.S. with high distinction from the Kelley School of Business with a concentration in finance and economics.

- **Mr. Clark owns ARPS indirectly through his limited partner investment in Dryden**, aligning his interest with other ARPS holders while also providing a unique point of view to PIMCO's boards.

- Mr. Clark's additional point of view will add value to board deliberations **at a time when PIMCO seems determined to dilute Preferred Shareholders' voice.**

- Mr. Clark would pursue actions that benefit **ALL** stakeholders, providing a fresh perspective and being a much needed additional advocate at the board level for long-suffering ARPS holders.

PIMCO's Nominee

- PIMCO's nominee sits on **92** different boards within PIMCO's Fund Complex leading to concerns about how much time / attention he can devote to each Fund.

- **Board entrenchment is a concern: see next page.**

- PIMCO's board owns **$0** of ARPS themselves (with the exception of Mr. Buffington, who was elected by preferred shareholders at last year's annual meeting).

- The current nominee has been in his trustee seat for 10 years – a fresh viewpoint on ARPS issues is needed given recent innovations in financing alternatives.

- In every case where the interests of ARPS holders have diverged from the interests of common shareholders, PIMCO's nominee and the board have consistently and substantially favored common shareholders when their actions are compared to their peers.

Preferred Shareholders Deserve an Additional Voice at the Board Level Without Having that Voice Diluted!



"Which Nominee is More Likely to Effect the Necessary Change?"

Board Entrenchment is a Concern – Why do Preferred Shareholder Concerns Matter so Little to PIMCO?

- **PIMCO's stated strategy last year was to increase the size of its boards and to add back its nominees regardless of how preferred shareholders voted.** The following language appeared in PIMCO's 2018 definitive proxy statement (filed 11/2/18):

  - *"In the event that Messrs. Kertess and/or Rappaport are not re-elected by Preferred Shareholders of each Fund, as applicable, the Board of that Fund may increase its size to add one or more non-Preferred Shares Trustee positions, and may determine to appoint Messrs. Kertess and/or Rappaport to fill a vacancy."*

- **PIMCO did just that:** PIMCO increased the size of the boards of each fund by two seats and reappointed Mr. Kertess or Mr. Rappaport (as applicable) as a Trustee to each of the Boards **even though preferred shareholders voted not to re-elect Mr. Kertess / Rappaport at last year's meeting**.

- The **same language** appears in this year's proxy statement (filed 11/4/19):

  - *"In the event that Mr. Jacobson is not re-elected by Preferred Shareholders of each Fund the Board of that Fund may increase its size to add one or more non-Preferred Shares Trustee positions, and may determine to appoint Mr. Jacobson to fill a vacancy."*

  - Do Preferred Shareholders, proxy advisory firms and regulators think that is a proper exercise of fiduciary duty?

> **"If you think about it, it is outrageous…It's actually the ultimate affront to corporate governance and shareholder rights to say, 'Even if you vote this guy off, we're going to put him back.'"** [1]

(1) Quote from Adam W. Finerman, partner at Olshan Frome Wolosky LLP. From "Dryden goes after PIMCO CEFs in rare preferred share activism move" by Ben Sheng, Fund Directions, 2019, funddirections.com.



Conclusion: NOW is the Time for Change

- Dryden believes preferred shareholders deserve trustees that will demonstrate a commitment to serving in their best interest on **both** addressing the liquidity issue **and** maximizing value:

  - Prior to 2018, PIMCO had taken NO voluntary action in addressing the ARPS liquidity issues, only acting when forced to by asset coverage / covenant concerns over 10 years ago.

  - Then, PIMCO's nominee contributed to pursuing an ARPS tender offer in July 2018 that seemed targeted at a <u>SINGLE</u> incentivized ARPS holder at a price that was 1) below PIMCO's peers, 2) below the secondary market at that time, and 3) below where the same trustees had tendered for less attractive ARPS within the same Fund Complex!

- Offering "liquidity" to long-suffering ARPS holders at an unfair price and a large discount to par isn't truly an offer of liquidity. **PIMCO continues to significantly lag the industry in terms of ARPS redemptions.**

- **Preferred Shareholders deserve to have their voice heard: adding back trustees that lose elections is an affront to good corporate governance and an abuse of the corporate machinery.**

- Change is warranted given PIMCO's failure to provide liquidity to ARPS holders at levels consistent with the industry and PIMCO's blatant disregard of its Preferred shareholders' voice.

Dryden's Nominee will add value to board deliberations by filling the preferred trustee seat with a fresh set of eyes who is aligned with ARPS holders and who will consider ARPS issues from a different viewpoint than the current board members.



Appendix



Timeline

- Dryden began purchasing the Funds' ARPS in 2016.
- On April 17, 2018, Dryden began expressing its concerns about the ARPS to representatives of PIMCO who are not members of the Board ("Management").
- On April 27, 2018, Dryden sent Management a presentation that specifically laid out its concerns in more detail.
- On May 7, 2018, Dryden and Management held a conference call to discuss the materials Dryden had sent. Again, Management refused substantive engagement. Given the lack of progress, Dryden alerted Management that Dryden planned to raise its concerns to the Board level and the Preferred Trustees.
- On May 18, 2018, Dryden e-mailed Management and members of the Boards, informally declaring an intent to nominate T. Matthew Buffington as a Preferred Trustee at the Annual Meeting while also suggesting a meeting to search for a more cooperative solution.
- On June 20, 2018, Dryden e-mailed Management and the Preferred Trustees to follow up on scheduling the meeting to search for a more cooperative solution, but Dryden did not receive a response.
- On July 9, 2018, Dryden e-mailed Management and the Preferred Trustees to again follow up on scheduling the meeting, but Dryden, again, did not receive a response.
- On July 20, 2018 PIMCO announced the tender offer at 85% of Par and on July 23, 2018, PIMCO subsequently e-mailed Dryden offering a phone call with members of Management (but denied Dryden's request to involve the Preferred Trustees).
- On July 25, 2018, Dryden held a call with Management, discussed the tender offer dated July 20, 2018, and expressed Dryden's displeasure with the price; the tender offer price was below then recent prices seen in the secondary market and it represented a meaningful discount to where PIMCO's peers had tendered. In the absence of a cooperative solution from Management, Dryden alerted Management that it intended to formally nominate its own trustee candidate to the Boards.
- On August 21, 2018, after not responding to all our previous attempts to engage, the Funds' Preferred Trustees finally requested to meet with Dryden. Dryden accepted that same day.
- The meeting occurred August 30, 2018 and Dryden, again, did not receive responses to simple questions about the ARPS.
- On September 11, 2018, Dryden sent its formal notice nominating T. Matthew Buffington for election.
- On September 12, 2018, PIMCO announced the results of its tender offer. The majority of ARPS Shareholders did not participate in the tender offer. Participation was dominated by a single holder of ARPS (Wells Fargo, which also happened to be the firm providing the new VMTPS financing for any tendered ARPS).
- On September 27, 2018, PIMCO notified Dryden it would not be nominating Dryden's proposed candidate for election.
- On November 5, 2018, Dryden filed a definitive proxy statement with respect to the Funds' 2018 Joint Annual General Meeting, soliciting support for its nominee, T. Matthew Buffington.
- At the Joint Annual Meeting held December 19, 2018, Preferred Shareholders elected T. Matthew Buffington to one of the two Preferred Trustee positions on each of the Boards, replacing Hans W. Kertess for PMF, PML, PNI, PCQ, PCK, PNF and Alan Rappaport for PMX and PZC.
- On December 20, 2018, PIMCO responded to Mr. Buffington's election by increasing the size of the Boards of each Fund by two seats and reappointing Mr. Kertess or Mr. Rappaport (as relevant) as a Trustee to each of the Boards along with newly appointed Sarah Cogan (effective January 1, 2019).
- On June 18, 2019, Dryden verbally notified the Funds' Boards that it was exploring the possibility of nominating another candidate for the Preferred Trustee position for election at the upcoming joint annual meeting.
- On September 10, 2019, Dryden sent its formal notice nominating Derrick A. Clark for election.
- On September 19, 2019, PIMCO notified Dryden it would not be nominating Dryden's proposed candidate for election.



About the Nominee

Derrick A. Clark

Since July 2013, Mr. Clark has served as an Analyst and a Portfolio Manager at Junto Capital Management LP. Previously, Mr. Clark was a Senior Analyst at Glenview Capital Management, where he was responsible for identifying investment opportunities within the Industrials sector. Prior to joining Glenview, Mr. Clark was an Associate at the private equity fund Clayton, Dubilier & Rice, and an Investment Banking Analyst at Goldman Sachs. Mr. Clark earned his BS in Business Administration and graduated with high distinction from Indiana University's Kelley School of Business, where he concentrated in Finance and Economics. Based on Mr. Clark's career in investment banking and principal investing, as well as his financial industry expertise, we believe he is well-qualified to serve as a trustee of the Funds.



PIMCO's Lowball Tender Offer Price was Insufficient...

- On June 28, 2018 (approximately 1 month before PIMCO's 2018 tender offer announcement), two AllianzGI corporate bond CEFs (NYSE: NCV and NCZ) both launched tender offers for 100% of their ARPS outstanding at **94% of par.** These AllianzGI-managed funds and the PIMCO-managed funds are considered to be in the same "Fund Complex" according to PIMCO's proxy materials.

- In fact, **6 of the 8** then-current PIMCO trustees, including the preferred trustees we tried to replace at last year's Joint Annual Meeting (Messrs. Kertess and Rappaport), also sit on both of NCV & NCZ's boards. **Mr. Rappaport was the preferred trustee at both PIMCO and NCV / NCZ.** How did PIMCO's trustees, **WHO CONTROL A MAJORITY OF SEATS AT BOTH PIMCO AND NCV/NCZ**, choose such different prices for these instruments?

	PIMCO Funds' ARPS	NCV / NCZ ARPS	
Taxable-equivalent Coupon [1]	3.7%	2.9%	← All PIMCO ARPS have higher taxable-equivalent coupons...
1940 Act Asset Coverage Level prior to recent tenders (%) [2]	252%-300% (7 of 8 funds are 265%+)	263% / 261%	← 7 of 8 PIMCO ARPS have better asset coverage...
Moody's ARPS Credit Rating	Aa2	Aa3	← All PIMCO ARPS have a higher credit rating...
Underlying Collateral	Municipal Bonds	Convertible & High-Yield Corporate Bonds	← All PIMCO ARPS have higher quality collateral...
Maturity	Perpetual	Perpetual	← Same maturities...
Tender Offer Price	85% of par	94% of par	← Yet these were the tender prices the current trustees chose?

Why did the SAME trustees treat NCV/NCZ ARPS holders so much better than PIMCO's ARPS holders?

(1) *As of 6/25/18 – 6/27/18 using series A ARPS for PIMCO and assumes current marginal tax rate of 37%. As of 6/25/18 using series A ARPS for NCV / NCZ. Dates represent coupons immediately prior to NCV / NCZ's tender offer announcement.*

(2) *As of 6/30/18 for PIMCO and as of 2/18/18 for NCV/NCZ (both from the most recent financial statements filed before the NCV / NCZ tender offer announcement).*



Calculating the Breakeven Rate for PIMCO ARPS

When do rates on alternative financing sources become equivalent to paying the penalty rate on ARPS?

Current PIMCO Muni ARPS Interest Rate [1] (aka the "Max Rate")	$= 110\% \times 90\% \times \dfrac{SIFMA}{(100\% - 37\%)} = \textbf{157\% × SIFMA}$


VERSUS


Interest Rate for Alternative Financing Sources (See page 6 for details)	**= SIFMA + 100bps**

So we can calculate the "Breakeven SIFMA Rate" where PIMCO shareholders are indifferent between the ARPS interest expense and the interest expense of a refinancing:

ARPS Current Interest Rate = Interest Rate for Alternative Financing Sources
157% × SIFMA = SIFMA + 100bps

Breakeven SIFMA Rate = 1.75%

(1) Source: PIMCO's "ARPS Max Rate" PDFs found at https://www.pimco.com/en-us/search/?q=Max%20Rate.



Historical SIFMA Rate

ARPS are more expensive than alternatives if the SIFMA Rate is above 1.75% (assumes 157% multiplier vs. 100bps spread)

Source: Bloomberg.